Exhibit 4.6

MINUTES OF AGREEMENT

On 27 March 2017, in Rome, a meeting was held by the following company and trade union officials:

•	On behalf of Natuzzi S.p.A., Antonio Cavallera, Leonardo Lamanna, Patrizia Ragazzo, Renato Quaranta, Arturo Visconti of Studio Arlati, Milan

•	On behalf of National FENEA UIL Fabrizio Pascucci

•	On behalf of National FILCA CISL Salvatore Federico

•	On behalf of National FILLEA CGIL Marilena Meschieru

•	On behalf of National FILCAMS CGIL Antonio Miccoli

•	On behalf of National FISACAT CISL Marco De Murtas

•	On behalf of National UILTUCS Antonio Vargiu

WHEREAS

•	On 3 March 2015, at the Ministry of Economic Development, an addendum to the agreement of 10 October 2013 was signed, whereby the Parties – sharing the strategic guidelines of the four-year 2015-2018 Business Plan and their importance to achieve the productivity targets established therein – agreed on the adoption of several measures, in terms of company investments and lower labour costs, with the suspension, throughout the term of the agreement, of certain contractual elements;

•	A paramount aspect for the success of the Plan was the possibility to resort to the solidarity contract for the period of the plan, to maintain the same employment levels and to allow the implementation of training processes;

•	Likewise, the Parties agreed on the importance of access to the social security contribution relief for solidarity contracts provided for by law 608/1996 and Legislative Decree 148/15;

•	Today, at the Ministry of Labour and Social Policies – Via Fornovo 8, Rome, the Parties signed the minutes of agreement for the application of the solidarity contract to 1909 workers employed at the 4 manufacturing sites and at headquarters, for the period between 2 May 2017 and 23 September 2018, thereby completing the ordinary 36-month period provided for by Legislative Decree 148/2015;

•	On 6 March 2017, the Official Gazette of 6 March 2017 published Inter-Ministerial Decree no. 98189 of 29 December 2016, which sets out the criteria to authorise the continuation of the special unemployment allowance beyond the limits under article 4, paragraphs 1 and 22 of the foregoing legislative decree;

Now then, the Parties agree as follows

•	The recitals form an integral part of this Agreement;

•	In confirming the obligations arising from the agreement of 3 March 2015, the Parties reiterate the importance, for the successful outcome of the 2015-2018 Business Plan, of the possibility to use unemployment insurance throughout the term of the four-year plan, including in a departure from the time limits under article 4 of Legislative Decree 148/2015. They also agree that the Company should apply, in the manner provided for by circular no. 3 of the Ministry of Labour dated 13 February 2017, to obtain the authorisation to extend the solidarity contract from 24 September 2018 to 31 December 2018 for 1909 workers employed at the facilities in Iesce 1, Iesce 2, La Terza, Lamartella and Santeramo in Colle, by reducing by 35% the work hours provided for by the applicable labour agreement.

Signed by

L.C.S.

Company                                                     Trade Unions